UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-41205

C5 Acquisition Corporation
(Exact name of registrant as specified in its charter)

1701 Pennsylvania Ave NW, Ste #460 Washington, D.C. 20006 (202) 452-9133
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant

Class A Common Stock, $0.0001 par value

Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-half of one redeemable public warrant: 0 holders

Shares of Class A Common Stock, $0.0001 par value: 0 holders

Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, C5 Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 13, 2023	C5 ACQUISITION CORPORATION

	By:	/s/ David Glickman
	Name:	David Glickman
	Title:	Chief Financial Officer